

Mail Stop 3561

September 11, 2015

Peter B. Delaney
President and Chief Executive Officer
Enable Midstream Partners, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102

> **Re: Enable Midstream Partners, LP**
> **Registration Statement on Form S-4**
> **Responses dated August 28, 2015 and September 8, 2015**
> **File No. 333-205381**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Responses dated August 28, 2015 and September 8, 2015**
> **File No. 001-36413**

Dear Mr. Delaney:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, as appropriate, and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements for the Year Ended December 31, 2014

Combined and Consolidated Statements of Income, page 85

1. In your response filed on September 8, 2015, you state that while you would prefer to change your presentation of revenues when you file your December 31, 2015 Form 10-K, that you would be able and willing to make this change in your September 30, 2015 Form

10-Q. We believe that absent an inability to make the change, you should comply with Rule 5-03(b)(1) and (b)(2) of Regulation S-X in your next periodic report. However, if the cost of your service revenue is immaterial, we will not object if you indicate this in narrative form in an appropriate place within the footnotes to your financial statements rather than separately quantifying such cost of service revenue on the face of your income statement.

2. We note your responses filed on August 28 and September 8, 2015, along with the information that you shared with us during the phone call on September 3, 2015. To assist us in better understanding your in-kind gas processing agreements, please provide us with more detailed information about how these contracts are structured and about your accounting, as requested in the following comments.

3. In your response to the third bullet point in comment 1 in our letter dated August 24, 2015 you state that the cost of purchased gas presented in your income statements represents the weighted average purchase cost of all consideration paid to producers for commodities purchased and that you believe commodities received as in-kind fees do not have an associated purchase cost because they are a fee for services. You did not address why fuel received in-kind effectively has no purchase cost. Please explain to us why commodities received as in-kind processing fees do not have an associated cost or value. Specifically, please tell us why you do not record service revenues and costs of goods sold (or inventory) based on the fair value of the in-kind commodities received or the associated processing services, whichever is more reliably determinable. Please also explain your accounting for commodities received in-kind for fuel and other expenses. Please refer to ASC 845-10-30.

4. We note that there are significant differences between your percent-of-proceeds contracts, your percent-of-liquids contracts, and your keep-whole contracts. We believe we will better understand your accounting for these contracts if you explain *in more detail* the terms and accounting for each type of contract. For each of the above referenced types of contracts, please *separately* provide the following information:

- Please provide us with a summary of the significant terms of a typical contract and a description of the economic substance of such contract. If the terms vary and there is not a "typical" contract, please provide the requested information for each major type of contract recognized under each your of percent-of-proceeds, percent-of-liquids and keep whole arrangements. In your response, please clearly distinguish between written terms of the contract and any verbal terms or unwritten customary practices. Your response should clearly delineate what portion of the hydrocarbon stream you have rights to and what portion the producer has rights to, including a discussion of the point in time at which you have rights to any NGLs received as compensation for services provided, the point in time at which you have rights to any purchased NGLs, and the point in time at which you have rights to any dry natural gas remaining after the NGLs have been extracted. Your response should clearly explain to what extent contracts specify the liquids that you will extract, how much control you have in choosing which liquids to extract, and whether you ever elect to extract different liquids than specified in a contract. Your response should also confirm our understanding from the phone call, if true, that you typically purchase from producers both the NGLs resulting from processing and the dry natural gas remaining after the NGLs have been extracted. If you do not typically purchase all of the NGLs and dry natural gas and commonly have situations where you market NGLs and dry natural gas on behalf of a producer, you should separately address contracts where you purchase all of the commodities and contracts where you do not purchase all of the commodities.

- Based on the above information, please explain to us *in more detail* how the journal entries contained in your response dated August 28, 2015 reflect the substance of your gas processing contracts. If the terms of your contracts can vary such that you may or may not purchase all NGLs and/or dry natural gas or you may purchase these commodities at different points in time, please explain in detail exactly which scenario is represented by the journal entries previously provided to us and provide us with journal entries illustrating your accounting for all other common scenarios under your contracts. Please ensure that your response to the above bullet point supports your journal entries, including if applicable the lack of revenue recognition related to processing services and the appropriateness of gross or net recognition of revenue from selling both purchased and received-in-kind NGLs and purchased and received-in-kind dry natural gas resulting from these contracts. Although we acknowledge that you provided us with some journal entries in your August 28, 2015 response, we would like you to explain in more detail why these journal entries accurately present the substance of all common transactions that occur under your gas processing agreements in accordance with US GAAP.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gerry Spedale, Esq.